Schedule 13D                                                         Page 1 of 7

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   Medjet Inc.
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                                (Name of Issuer)
--------------------------------------------------------------------------------

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
--------------------------------------------------------------------------------

                                   58501K-107
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

     Timothy R. Maier, Executive Vice President and Chief Financial Officer
                               VISX, Incorporated
         3400 Central Expressway, Santa Clara, CA 95051, (408) 773-2020
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
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                                 August 17, 2001
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             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Schedule 13D                                                         Page 2 of 7


CUSIP No.   58501K-107
--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                VISX, Incorporated.
--------------------------------------------------------------------------------
        2.      Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a) [ ]
                       ---------------------------------------------------------
                (b) [ ]
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        3.      SEC Use Only
--------------------------------------------------------------------------------
        4.      Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
        5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e) n/a
--------------------------------------------------------------------------------
        6.      Citizenship or Place of Organization Delaware
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Number of       7.      Sole Voting Power   3,725,000 (1)
Shares          ----------------------------------------------------------------
Beneficially    8.      Shared Voting Power   1,810,130 (1)
Owned by Each   ----------------------------------------------------------------
Reporting       9.      Sole Dispositive Power   3,725,000 (1)
Person With     ----------------------------------------------------------------
                10.     Shared Dispositive Power   1,810,130 (1)
--------------------------------------------------------------------------------
        11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                5,535,130 (1)
--------------------------------------------------------------------------------
        12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
--------------------------------------------------------------------------------
        13.     Percent of Class Represented by Amount in Row (11) 70.1% (1)
--------------------------------------------------------------------------------
        14.     Type of Reporting Person (See Instructions)

                CO
                ----------------------------------------------------------------

                ----------------------------------------------------------------

                ----------------------------------------------------------------

--------------------------------------------------------------------------------


        (1) These figures are qualified by reference to Items 3, 4 and 5 herein.

Schedule 13D                                                         Page 3 of 7


ITEM 1. SECURITY AND ISSUER

        This Statement on Schedule 13D (the "Statement") relates to shares of Common Stock, $0.001 par value per share, of Medjet Inc., a Delaware corporation ("Medjet" or the "Issuer"), including shares of Series B Convertible Preferred Stock that are convertible into Common Stock, warrants that are exercisable to purchase Common Stock and options that are exercisable for Common Stock. The principal executive offices of the Issuer are located at 1090 King Georges Post Road, Suite 301, Edison, New Jersey 08837.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is filed by VISX, Incorporated, a Delaware corporation ("VISX"). The address of VISX's principal executive offices is 3400 Central Expressway, Santa Clara, CA 95051. VISX develops products and procedures to improve people's eyesight using refractive laser technology.

        Set forth on Schedule A is the name of each of the directors and executive officers of VISX, and their present occupation or employment, including the name, business and address of any corporation or other in which such employment is conducted, as of the date hereof to VISX's knowledge.

        Neither VISX, nor to VISX's knowledge, any person named on Schedule A hereto, is required to disclose proceedings pursuant to Items 2(d) or 2(e). To VISX's knowledge, except as set forth on Schedule A, each of the individuals identified on Schedule A is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a) The Merger Agreement.

        On August 17, 2001, VISX, Medjet and Orion Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VISX ("Merger Sub"), entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"). Pursuant to the Merger Agreement, VISX has agreed, subject to its right to terminate the Merger Agreement at any time until August 17, 2002, and subject to the satisfaction or waiver of various closing conditions, to acquire all outstanding common stock of the Issuer in a merger transaction that would pay $2.00 cash for each share of outstanding Medjet Common Stock (the "Merger"). If the Merger is completed, the Merger Sub will merge with and into Medjet, with Medjet surviving as a wholly-owned subsidiary of VISX. If and when the Merger is consummated, the Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of the Merger Sub will be transferred to Medjet as a matter of law with Medjet remaining as the surviving corporation (the "Surviving Corporation").

        Concurrently with the execution of, and pursuant to, the Merger Agreement, VISX paid the Issuer $500,000, which price was paid for out of VISX's working capital. Pursuant to the Merger Agreement, VISX received warrants to purchase a total of 1,320,000 shares of Medjet's Common Stock, which are exercisable for $0.75 per share (the "Merger Warrants").

        (b) The Voting Agreement and License Agreement.

        As an inducement to VISX to enter into the Merger Agreement, VISX and Dr. Eugene I. Gordon ("Gordon"), the founder and Chief Executive Officer of the Issuer, entered into a Voting and Stock Option Agreement, dated August 17, 2001 (the "Voting Agreement"). There are two main provisions to the Voting Agreement: a voting provision and a stock option provision.

        Pursuant to the voting aspect of the Voting Agreement, Gordon has agreed to the following: (i) to appear at all Medjet stockholder meetings and to cause his shares of Common Stock to be counted as present for purposes of establishing a quorum; (ii) to vote his shares of Common Stock in favor of the approval and adoption of the Merger Agreement and any action required in furtherance thereof; and (iii) to vote his shares of Common Stock against any

Schedule 13D                                                         Page 4 of 7


Alternative Transactions or Frustrating Transactions (as those terms are defined in the Voting Agreement) presented to Medjet's stockholders. Gordon has also granted a proxy to VISX to vote his shares in the manner described in the previous sentence (the "Proxy"). Currently, however, Gordon's shares of Common Stock are subject to certain restrictions on transfer imposed by the Department of Corporations of the State of California (the "Transfer Restrictions"), and the Proxy will take effect only upon the lifting of these restrictions.

        Pursuant to the stock option aspect of the Voting Agreement, VISX will receive an option (the "Option") to purchase (i) Gordon's shares of Common Stock, (ii) Gordon's stock options and warrants (to the extent such options and warrants can be transferred to VISX pursuant to the terms of the governing agreements or instruments), and (iii) any other shares of Common Stock or options or warrants acquired by Gordon after the date of the Voting Agreement. VISX may exercise the Option only upon the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur: (i) if VISX terminates the Merger Agreement due to Medjet's Board of Directors withdrawing, modifying or changing its recommendation of the Merger Agreement or the Merger in a manner adverse to VISX, (ii) if VISX terminates the Merger Agreement due to Medjet's Board of Directors making a Company Adverse Recommendation Change (as defined in the Merger Agreement),
(iii) if VISX terminates the Merger Agreement as a result of Medjet failing to comply with the non-solicitation provisions of the Merger Agreement in all material respects, (iv) if VISX terminates the Merger Agreement due to the announcement of a Takeover Proposal (as defined in the Merger Agreement) and Medjet's Board of Directors failing to recommend against acceptance of such by its stockholders or failing to reconfirm its approval and recommendation of the Merger Agreement, (v) if Medjet terminates the Merger Agreement pursuant to section 5.7(b) thereof, or (vi) if VISX makes, or indicates in writing its willingness to make, sufficient funds available to effect the Merger, and attempts to effect the Merger pursuant to the Merger Agreement and the Delaware General Corporation Law, but is unable to do so for any reason. As with the Proxy, the Option will take effect only upon the lifting of the Transfer Restrictions.

        In connection with the Merger, VISX and Medjet also entered into a Non-Exclusive License Agreement, dated as of August 17, 2001 (the "License Agreement"). Pursuant to the License Agreement, Medjet has agreed to grant VISX a non-exclusive license to all Medjet Technology and Medjet Patents (as those terms are defined in the License Agreement) at a five percent royalty rate. The License Agreement, however, shall not come into force and effect if, prior to the termination of the Merger Agreement, the Transfer Restrictions are lifted or removed sufficient to allow Gordon to transfer his shares of Common Stock to VISX pursuant to the Merger Agreement and the Voting Agreement.

        VISX did not make any additional payments to Medjet pursuant to the Voting Agreement or the License Agreement. In the event that VISX exercises the Option, VISX will pay Gordon, out of its working capital, a price per share of $2.00 in the case of shares of Common Stock and the difference between $2.00 and the exercise price per share (if less than $2.00) of each stock option or warrant. Gordon currently owns (i) 1,596,787 shares of Common Stock, (ii) vested options and warrants to purchase 205,009 shares of Common Stock, and (iii) options to purchase 8,334 shares of Common Stock that will become vested and exercisable within sixty days.

        (c) The Share Transfer Agreement.

        Concurrently with the execution of the Merger Agreement and the Voting Agreement, VISX entered into a Share Transfer Agreement with Adam Smith Investment Partners, L.P., Adam Smith Investments, Ltd., Richard and Ana Grossman JTWROS, Orin Hirschman, Paul Packer, Adam-Jack M. Dodick, MD General Partnership, Hershel Berkowitz and Adam Smith & Company, Inc. (collectively, the "Adam Smith Entities") and Medjet. Pursuant to the Share Transfer Agreement, VISX acquired from the Adam Smith Entities (i) 10,400 shares of Series B Convertible Preferred Stock (the "Series B Preferred"), each of which is convertible into one hundred shares of Common Stock (for an aggregate of 1,040,000 shares of Common Stock), and (ii) warrants to purchase a total of 1,365,000 shares of Common Stock, which are exercisable for $3.50 per share (the "Adam Smith Warrants"). The total purchase price for the Series B Preferred and the Adam Smith Warrants was $1,300,001, which price was paid for out of VISX's working capital.

Schedule 13D                                                         Page 5 of 7

        References to, and descriptions of, the Share Transfer Agreement, the Merger Agreement, the Voting Agreement and the License Agreement as set forth in this Item 3 are qualified in their entirety by reference to the copies of the Share Transfer Agreement, the Merger Agreement, the Voting Agreement and the License Agreement included as Exhibits 1, 2, 3 and 4, respectively, to this
Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION

        (a)-(b) As described more fully under Item 3 herein, this Statement relates to a possible Merger by and among VISX, Medjet and Merger Sub and to the purchase of shares of Series B Preferred and the Adam Smith Warrants from the Adam Smith Entities. If the Merger is effected, VISX will acquire all outstanding shares of Medjet Common Stock for the consideration set forth in
Item 3 above, the Merger Sub will merge with and into Medjet, with Medjet surviving and becoming a wholly-owned subsidiary of VISX.

        (c) Not applicable.

        (d) In connection with the Merger Agreement and the Share Transfer Agreement, Medjet has increased the number of members in Medjet's board of directors from five (5) to six (6), and appointed a new director who was designated by VISX. In addition, it is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the directors of Merger Sub, and that the initial officers of the Surviving Corporation shall be the officers of Merger Sub.

        (e) Other than as a result of the Merger described in Item 3 above, not applicable.

        (f) Not applicable.

        (g) Upon consummation of the Merger, the Certificate of Incorporation of Medjet will be amended in the manner set forth in the Merger Agreement, and the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

        (h)-(i) If the Merger is consummated, the Medjet Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Over-the-Counter Bulletin Board Market.

        (j) Other than described above, VISX currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of this Schedule 13D (although VISX reserves the right to develop such plans).

        References to, and descriptions of, the Share Transfer Agreement, the Merger Agreement, the Voting Agreement and the License Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copies of the Share Transfer Agreement, the Merger Agreement, the Voting Agreement and the License Agreement included as Exhibits 1, 2, 3 and 4 respectively, to this
Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As a result of the Share Transfer Agreement, the Merger Agreement and the Voting Agreement, VISX may be deemed to be the beneficial owner of 5,535,130 shares of Medjet Common Stock (including options exercisable within sixty days of August 17, 2001). Such Medjet Common Stock constitutes 70.1% of the issued and outstanding shares of Medjet Common Stock based on the number of shares of Medjet Common Stock outstanding as of August 14, 2001 (as represented by Medjet in the Merger Agreement). VISX's beneficial ownership may be calculated as follows: (i) 1,040,000 shares of Common Stock that may be issued upon conversion of the Series B Preferred; (ii) 1,365,000 shares of Common Stock that may be issued upon exercise of the Adam Smith Warrants; (iii) 1,320,000 shares of Common Stock that may be issued upon exercise of the Merger

Schedule 13D                                                         Page 6 of 7


Warrants; (iv) 1,596,787 shares of Common Stock owned by Gordon and subject to the Voting Agreement; (v) vested options and warrants, owned by Gordon and subject to the Voting Agreement, to purchase 205,009 shares of Common Stock; and
(vi) options to purchase 8,334 shares of Common Stock owned by Gordon that will become vested and exercisable within sixty days of August 17, 2001. VISX expressly disclaims beneficial ownership of any of the shares of Medjet Common Stock, options or warrants covered by the Voting Agreement.

        (b) VISX may be deemed to have the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 3,725,000 shares of Common Stock of which VISX may be deemed to be the beneficial owner, calculated as follows: (i) 1,040,000 shares of Common Stock that may be issued upon conversion of the Series B Preferred; (ii) 1,365,000 shares of Common Stock that may be issued upon exercise of the Adam Smith Warrants; and (iii) 1,320,000 shares of Common Stock that may be issued upon exercise of the Merger Warrants.

                VISX may be deemed to have the shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,810,130 shares of Common Stock of which VISX may be deemed to be the beneficial owner, calculated as follows: (i) 1,596,787 shares of Common Stock owned by Dr. Gordon and subject to the Voting Agreement; (ii) vested options and warrants, owned by Dr. Gordon and subject to the Voting Agreement, to purchase 205,009 shares of Common Stock; and (iii) options to purchase 8,334 shares of Common Stock owned by Dr. Gordon that will become exercisable within sixty days of August 17, 2001. VISX shares the power to vote or to direct the vote and to dispose or direct the disposition of the shares of Common Stock described in the foregoing sentence with Dr. Eugene I. Gordon, founder and Chief Executive Officer of the Issuer. Gordon's business address is 1090 King Georges Post Road, Suite 301, Edison, NJ 08837. To VISX's knowledge, Gordon is not required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To VISX's knowledge, Gordon is a citizen of the United States of America.

        (c) To the knowledge of VISX, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2, except as set forth herein.

        (d) To the knowledge of VISX, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Medjet reported on herein.

        (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        To the knowledge of VISX, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Medjet, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than the following: (i) the Share Transfer Agreement and exhibits thereto,
(ii) the Merger Agreement and exhibits thereto, including the Voting Agreement and License Agreement, and (iii) the three (3) Warrants, which are listed in
Item 7 herein, to purchase a total of 2,685,000 shares of Medjet Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Share Transfer Agreement, dated August 17, 2001, by and among VISX, Medjet and the Adam Smith Entities.

        2. Agreement and Plan of Merger and Reorganization, dated August 17, 2001, by and among VISX, Medjet and the Merger Sub.

        3. Voting and Stock Option Agreement, dated August 17, 2001, by and between VISX and Eugene I. Gordon.

        4. Non-Exclusive License Agreement, dated August 17, 2001, by and between VISX and Medjet.

        5. Warrant to purchase 1,040,000 shares of Medjet Common Stock, dated August 17, 2001.

        6. Warrant to purchase 325,000 shares of Medjet Common Stock, dated August 17, 2001.

        7. Warrant to purchase 1,320,000 shares of Medjet Common Stock, dated August 17, 2001

Schedule 13D                                                         Page 7 of 7


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 27, 2001
--------------------------------------------------------------------------------
Date

/s/ Timothy R. Maier
--------------------------------------------------------------------------------
Signature

Timothy R. Maier, Executive Vice President and Chief Financial Officer
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Name/Title

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               VISX, INCORPORATED

         The following table sets forth the name, business address and present principal occupation or employment, if applicable, of each director and executive officer of VISX. Except as indicated below, the business address of each such person is 3400 Central Expressway, Santa Clara, CA 95051.

OFFICER NAME                                TITLE AND PRESENT PRINCIPAL OCCUPATION
------------                                --------------------------------------
Elizabeth H. Davila                         Chairman of the Board, President and Chief Executive Officer

Timothy R. Maier                            Executive Vice President, Chief Financial Officer and Treasurer

Douglas H. Post                             Executive Vice President, Operations

Derek A. Bertocci                           Vice President, Controller

Carol F.H. Harner, Ph.D.                    Vice President, Research and Development

Frances L. Henville-Shannon                 Vice President, Human Resources

John F. Runkel, Jr.                         Vice President, General Counsel and Secretary

Donald L. Fagen                             Vice President, Sales

Joaquin V. Wolff                            Vice President, Marketing

Alan F. Russell                             Vice President of Clinical and Regulatory Affairs

DIRECTOR NAME                               TITLE AND PRESENT PRINCIPAL OCCUPATION
-------------                               --------------------------------------
Elizabeth H. Davila                         Chairman of the Board, President and Chief Executive Officer of VISX

Glendon E. French                           Director of VISX

John W. Galiardo                            Director of VISX

Jay T. Holmes                               Attorney, Business Consultant and  Director of VISX

Richard B. Sayford                          President of Strategic Enterprises, Inc., and Director of VISX

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
1.            Share Transfer Agreement, dated August 17, 2001, by and among
              VISX, Medjet and the Adam Smith Entities.

2.            Agreement and Plan of Merger and Reorganization, dated August 17,
              2001, by and among VISX, Medjet and the Merger Sub.

3. Voting and Stock Option Agreement, dated August 17, 2001, by and between VISX and Eugene I. Gordon.

4. Non-Exclusive License Agreement, dated August 17, 2001, by and between VISX and Medjet.

5.            Warrant to purchase 1,040,000 shares of Medjet Common Stock, dated
              August 17, 2001.

6.            Warrant to purchase 325,000 shares of Medjet Common Stock, dated
              August 17, 2001.

7.            Warrant to purchase 1,320,000 shares of Medjet Common Stock, dated
              August 17, 2001